Exhibit 17.2

Richard P. Nespola
P.O..Box 298
Bridgehampton, New York 11932
October 11, 2012

VIA EMAIL AND CERTIFIED MAIL

Mr. Donald E. Klumb
CEO, President, and CFO
The Management Network Group, Inc.
7300 College Boulevard, Suite 302
Overland Park,  Kansas 66210

Mr. Thurston Cromwell, Esq.
General Counsel and Corporate Secretary
The Management Network Group, Inc
7300 College Boulevard, Suite 302
Overland Park,  Kansas 66210

Gentlemen:

I am sending this letter as soon as possible to notify The Management Network Group, Inc. ("TMNG" or the "Company"), its Board, and Officers that I do not agree with many of the statements contained in Item 5.02 of the Company's Form 8-K, filed with the Securities and Exchange Commission on September 25, 2012.  As a shareholder, owning 7.7% of the Company's common stock, I believe it is essential that TMNG immediately correct the misstatements contained in Item 5.02 for the benefit of all shareholders.

First, I do not agree that the Board has "reviewed all of the allegations" I made during and after my tenure with the Company and "is not aware of any factual basis for any of the allegations."  I served TMNG as an executive officer until January 8, 2012 and as a Director until September 19, 2012.  To the best of my knowledge, TMNG never conducted an investigation of the concerns I raised.  If, however, TMNG did investigate my concerns, surely the results of its investigations would be documented.  I welcome and encourage TMNG to present any documentation relating to these alleged investigations that clearly describes the Board's efforts to investigate and the conclusions of the investigations.

Additionally, the Company cannot be unaware of "any factual basis" for the allegations because I explicitly told the Board and its Secretary about the facts underlying my concerns on several occasions.  Indeed, I have directly and repeatedly advised the Board of specific acts that fell short of the requirements of Delaware corporate law.  Moreover, the Board and its Secretary were often the very perpetrators of the misconduct and breaches of fiduciary duties I alleged.  For example, prior to my departure from the Company, the Directors and Secretary repeatedly denied my requests for documents, including Board minutes, that I was entitled to view.  One such instance occurred when I requested the complete Board minutes from a meeting on  December 6, 2011 - the only available minutes had been materially altered from their original form - and the Secretary denied my request.  The Board and its Secretary are certainly aware of these incidents, and the Company's claim that it is unaware of the factual basis for my allegations is simply false.

Second, I disagree with the Company's claim that it will adequately investigate and address the Board's serious misconduct via the Audit Committee.  TMNG has tasked the accused with investigating their own alleged wrongdoings thereby making an impartial investigation impossible.   The Audit Committee is comprised of the same Board members  who perpetrated the misdeeds described in my resignation letter and repeatedly breached their fiduciary duties.  These Board members also acted with impunity under the auspices of Special Committee(s) of the Board - Committees that acted outside the supervision of the Board's Chairman and the Company's executive management.   To entrust the same Directors to conduct a fair and impartial investigation is simply NOT credible.

Finally, I do not agree with TMNG's suggestion that a preliminary proxy tally conducted on September 11, 2012 conclusively establishes stockholders would remove me from the Board, especially as the Proxy allowed for revocation up to the time of the scheduled vote on September 20, 2012.  Regardless, the Board's solicitation of proxies to vote for my removal was no more than an act of retribution against my efforts to hold the Directors accountable to shareholders for their neglect and misconduct.  It also was retaliation (as the proposal in the Proxy Statement recognizes) for my pursuit of arbitration to vindicate rights under my employment contract related to my improper termination as Chairman and CEO in January 2012.

I urge the Company to immediately amend or rescind the erroneous statements contained in Item 5.02 and engage an independent third  party to investigate objectively the statements of misconduct.

Respectfully,

Richard P. Nespola

cc:  Greg Endo, Deloitte Touche